SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.     )1

RAM Energy Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75130P109000

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 12th Floor

Los Angeles, CA 90025

(310) 914-1373

Larry E. Lee

5100 E. Skelly Dr., Suite 650

Tulsa, OK 74135

(918) 663-2800

Britani Talley Bowman

3155 E. 86th St.

Tulsa, OK 74137

(918) 298-2113

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

This Schedule 13D acts as an amendment to prior filings for several of the stockholders set forth herein as noted in Item 2. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Jefferies & Company, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-2622900
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 39,798,759
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 17,198,366
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person CO, BD

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Jefferies Group, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4719745
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 39,798,759
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 17,198,366
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person CO, HC

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Jefferies High Yield Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 39,798,759
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 14,954,053
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person OO, HC

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Jefferies High Yield Trading, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 39,798,759
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 14,954,053
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person OO, BD

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Britani Talley Bowman I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 9,500,000
	(8)	Shared voting power 30,298,759
	(9)	Sole dispositive power 9,500,000
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person IN

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Dannebrog Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 74-3004164
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds SC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 9,500,000
	(8)	Shared voting power 30,298,759
	(9)	Sole dispositive power 9,500,000
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person CO

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Danish Knights, A Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 74-3007501
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization TEXAS
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 9,500,000
	(8)	Shared voting power 30,298,759
	(9)	Sole dispositive power 9,500,000
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person PN

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Larry E. Lee I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds PF, SC, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 317,013
	(8)	Shared voting power 39,481,746
	(9)	Sole dispositive power 317,013
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person IN

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Larry E. Lee Revocable Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization OKLAHOMA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 9,672,691
	(8)	Shared voting power 30,126,068
	(9)	Sole dispositive power 9,672,691
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person OO

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Lee 2006 Family Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization OKLAHOMA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,278,347
	(8)	Shared voting power 38,520,412
	(9)	Sole dispositive power 1,278,347
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person OO

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Lawrence S. Coben
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds n/a
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,346,245
	(8)	Shared voting power 38,495,514
	(9)	Sole dispositive power 1,346,245
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,841,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.6%
(14)	Type of reporting person IN

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons John M. Reardon I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds PF,SC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 145,888
	(8)	Shared voting power 39,652,871
	(9)	Sole dispositive power 145,888
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person IN

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons The Reardon Trust dated 12/10/2001 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds n/a
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization CALIFORNIA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 122,946
	(8)	Shared voting power 39,675,813
	(9)	Sole dispositive power 122,946
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person OO

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Sean P. Lane I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds SC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 161,388
	(8)	Shared voting power 39,637,371
	(9)	Sole dispositive power 161,388
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,798,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.5%
(14)	Type of reporting person IN

CUSIP No: 75130P109000	13D

(1)	Names of reporting persons Gerald R. Marshall I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds PF, SC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 160,888
	(8)	Shared voting power 39,707,871
	(9)	Sole dispositive power 160,888
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 39,868,759
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 50.6%
(14)	Type of reporting person IN

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock of RAM Energy Resources, Inc. (the “Issuer”), par value $0.0001 per share (the “Issuer common stock”), and is being filed on behalf of the filers executing this Schedule 13D. The address of the principal executive offices of the Issuer is 5100 East Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.

Items 2 and 3.

Jefferies & Company, Inc.

Item 2. Identity and Background.

This Amendment No. 5 to Schedule 13D is filed by (i) Jefferies & Company, Inc. (“Jefferies”), (ii) Jefferies Group, Inc. (“Jefferies Group”), (iii) Jefferies High Yield Trading, LLC (“Trading”) and (iv) Jefferies High Yield Holdings, LLC (“Holdings”) (the persons mentioned in (i), (ii) (iii) and (iv) are referred to as the “Jefferies Reporting Persons”). There is no change to the Item 2 information previously filed by the Jefferies Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Danish Knights, A Limited Partnership.

Item 2. Identity and Background.

This Amendment No. 2 to Schedule 13D is filed by Ms. Bowman, on her own behalf and on behalf of Danish Knights, A Limited Partnership (“Danish Knights”), 98.5% of which is owned by Ms. Bowman and 1.5% of which is owned by Dannebrog Corporation (“Dannebrog”), the general partner of Danish Knights. Ms. Bowman, Danish Knights and Dannebrog are referred to collectively herein as the “Bowman Reporting Persons”. There is no change to the Item 2 information previously filed by the Bowman Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Larry E. Lee.

Item 2. Identity and Background.

This Amendment No. 2 to Schedule 13D is filed by Mr. Lee, and there is no change to the Item 2 information previously filed by Mr. Lee.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Larry E. Lee Revocable Trust.

Item 2. Identity and Background.

(a)	Name: Larry E. Lee Revocable Trust

(b)	Principal business address: Meridian Tower, Suite 650, 5100 E. Skelly Drive, Tulsa, OK 74135

(c)	Occupation: Manage trust assets at the principal business address.

(d)	Criminal Convictions: Not applicable.

(e)	Civil Proceedings: Not applicable.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Lee 2006 Family Trust.

Item 2. Identity and Background.

(a)	Name: Lee 2006 Family Trust

(b)	Principal business address: 6322 Carrington Drive, Dallas TX 75254

(c)	Occupation: Manage trust assets at the principal business address.

(d)	Criminal Convictions: Not applicable.

(e)	Civil Proceedings: Not applicable.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Lawrence S. Coben.

Item 2. Identity and Background.

(a)	Name: Lawrence S. Coben

(b)	Principal business address: 40 West 22nd Street #11, New York, NY 10010

(c)	Occupation: Executive

(d)	Criminal Convictions: Not applicable.

(e)	Civil Proceedings: Not applicable.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.3

John M. Reardon.

Item 2. Identity and Background.

(a)	Name: John M. Reardon

(b)	Principal business address: 26217 Chiswick Court, Valencia CA 91355

(c)	Occupation: Investments; retired

(d)	Criminal Convictions: Not applicable.

(e)	Civil Proceedings: Not applicable.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

The Reardon Trust Dated 12/10/2001.

Item 2. Identity and Background.

(a)	Name: The Reardon Trust Dated 12/10/2001.

(b)	Principal business address: 26217 Chiswick Court, Valencia CA 91355

(c)	Occupation: Manage trust assets at the principal business address.

(d)	Criminal Convictions: Not applicable.

(e)	Civil Proceedings: Not applicable.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Sean P. Lane.

Item 2. Identity and Background.

(a)	Name: Sean P. Lane

(b)	Principal business address: 6 Mead Point Drive, Greenwich, CT 06830

(c)	Occupation: Executive

(d)	Criminal Convictions: Not applicable.

(e)	Civil Proceedings: Not applicable.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Gerald R. Marshall.

Item 2. Identity and Background.

(a)	Name: Gerald R. Marshall

(b)	Principal business address: 1701 Randel Road, Nichols Hill, OK 73116

(c)	Occupation: Consultant to Financial Service Firms

(d)	Criminal Convictions: Not applicable.

(e)	Civil Proceedings: Not applicable.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

On December 21, 2011, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Halcon Resources, LLC, a Delaware limited liability company (“Halcon”). Pursuant to the Purchase Agreement, (i) Halcon will purchase and the Issuer will sell 220,000,000 shares of the Issuer’s common stock (the “Shares”) for a purchase price of $275,000,000, or $1.25 per share, and (ii) Halcon will purchase at face value and the Issuer will issue a senior convertible promissory note in the principal amount of $275,000,000 (the “Note”), together with five year warrants to purchase 110,000,000 shares of the Issuer’s common stock at an exercise price of $1.50 per share (the “Warrants”). The purchase and sale of the Shares, the Note and the Warrants is referred to herein as the “Securities Purchase”.

The Board of Directors of the Issuer and the members of Halcon have approved the Purchase Agreement and the Securities Purchase. The stockholders filing this Schedule 13D, which hold a majority of the Issuer’s outstanding shares of common stock, have executed a stockholders agreement (the “Stockholders Agreement”) pursuant to which such stockholders agreed to execute and deliver within 20 business days following the execution of the Purchase Agreement, or January 20, 2012, a written consent (the “Stockholder Approval”) approving (i) the issuance of the Shares, the Note and the Warrants pursuant to the terms of the Purchase Agreement; (ii) the amendment of the Issuer’s certificate of incorporation to (A) increase the Issuer’s authorized shares of common stock from 100,000,000 shares to 1,010,000,000 shares; (B) effect a 1-for-3 reverse stock split of the Issuer’s common stock upon satisfaction of the notice requirements of the NASDAQ Stock Market following the closing; and (C) change the name of the Issuer to Halcon Resources Corporation; and (iii) the amendment of the Issuer’s 2006 Long-Term Incentive Plan to increase the number of shares that may be issued under the plan from 7.4 million to 11.1 million shares.

As a condition to closing, the Issuer’s current officers and directors will resign effective as of the closing, although certain Issuer officers may be retained by Halcon for an indefinite period. A new Board of Directors will be immediately appointed by Halcon. Completion of the Securities Purchase is also subject to other customary closing conditions.

Following closing, Halcon has agreed, expressly for the benefit of the Issuer’s stockholders other than Halcon that, for the two year period following the closing date, Halcon will not vote its shares in favor any transactions that would result in the Issuer “going private” such as a “cash-out” or “freeze-out merger,” a more than 1-for-100 reverse stock split or any other transaction that would constitute a transaction regulated by Rule 13e-3 of the Securities Exchange Act of 1934.

The Purchase Agreement contains customary termination rights for both the Issuer and Halcon, including the right of the Issuer or Halcon to terminate the Purchase Agreement in the event that the Issuer accepts a Superior Proposal (as defined in the Purchase Agreement) prior to the date that the stockholders execute and deliver the Stockholder Approval. The Stockholders Agreement will terminate upon termination of the Purchase Agreement.

The Shares, the Note and the Warrants will be issued and sold in a private placement exempt from the registration requirements of the Securities Act of 1933 under Section 4(2) of the Securities Act of 1933. At closing, the Issuer will enter into a registration rights agreement with Halcon which will give Halcon the right to require the Issuer, on up to three occasions, to register for public sale the Shares acquired at the closing and any shares of common stock acquired upon the exercise of the Warrants and conversion of the Note. The registration rights agreement will also provide Halcon with piggyback registration rights with respect to registrations of the offer and sale of any shares of the Issuer’s common stock the Issuer may effect for its own account or for the benefit of other selling stockholders.

Item 5. Interest in Securities of the Issuer.

Jefferies & Company, Inc.

(a)	Amount and Percentage of Class Beneficially Owned:

Jefferies has a service agreement with Trading, pursuant to which Trading has granted to Jefferies the power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock reported herein and held for the account of Trading, and, accordingly, Jefferies may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Holdings is the sole owner of Trading, and, in such capacity, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Jefferies Group is the sole owner of Jefferies and a member of Holdings, and, in such capacities, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of Jefferies and Holdings.

The filing of this amendment shall not be construed as an admission that Jefferies, Trading, Holdings, or Jefferies Group is, for purposes of Section 13 of the Act, the beneficial owner of any shares not held directly for the account of each such Jefferies Reporting Person covered by this Schedule 13D.

Brian P. Friedman who beneficially owns shares of Issuer common stock may be considered an affiliate of the Jefferies Reporting Persons for purposes of Section 13 of the Act and the Jefferies Reporting Persons may be deemed to beneficially own the shares of Issuer common stock beneficially owned by Mr. Friedman. Mr. Friedman and each of the Jefferies Reporting Persons may coordinate their decisions or actions relating to the holding, voting and/or disposition of the shares of Issuer common stock beneficially owned by each such person. Each of the Jefferies Reporting Persons expressly disclaims (a) beneficial ownership of the shares of Issuer common stock beneficially owned by Mr. Friedman and (b) that the Jefferies Reporting Persons and Mr. Friedman constitute a “group” or “person” for purposes of Section 13 of the Act.

Amount Beneficially Owned:

As of the date hereof:

1.	Jefferies may be deemed to be the beneficial owner of 39,798,759 shares of Issuer common stock. This number consists of 2,244,313 shares of Issuer common stock held for its own account, 14,954,053 shares of Issuer common stock held for the account of Trading and 22,600,393 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

2.	Jefferies Group may be deemed to be the beneficial owner of 39,798,759 shares of Issuer common stock. This number consists of 2,244,313 shares of Issuer common stock held for the account of Jefferies, 14,954,053 shares of Issuer common stock held for the account of Trading and 22,600,393 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

3.	Trading may be deemed to be the beneficial owner of 39,798,759 shares of Issuer common stock. This number consists of 14,954,053 shares of Issuer common stock held for its own account and 24,844,706 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement .

4.	Holdings may be deemed to be the beneficial owner of 14,954,053 shares of Issuer common stock. This number consists of 14,954,053 shares of Issuer common stock held for the account of Trading and 24,844,706 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

Percentage of Class:

The calculations set forth herein are based on 78,768,405 shares of Issuer common stock outstanding. This number was reported as outstanding on December 21, 2011 by the Issuer.

1.	Jefferies may be deemed to be the beneficial owner of approximately 50.5% of the total number of shares of Issuer common stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

2.	Jefferies Group may be deemed to be the beneficial owner of approximately 50.5% of the total number of shares of Issuer common stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

3.	Trading may be deemed to be the beneficial owner of approximately 50.5% of the total number of shares of Issuer common stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

4.	Holdings may be deemed to be the beneficial owner of approximately 50.5% of the total number of shares of Issuer common stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

(b)	Number of shares as to which such person has:

1.	Jefferies

Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 39,798,759
Sole power to dispose or to direct the disposition of: -0-
Shared power to dispose or to direct the disposition of: 17,198,366

2.	Jefferies Group

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 39,798,759
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 17,198,366

3.	Trading

Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 39,798,759
Sole power to dispose or to direct the disposition of: -0-
Shared power to dispose or to direct the disposition of: 14,954,053

4.	Holdings

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 39,798,759
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 14,954,053

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Danish Knights, A Limited Partnership

(a)	The Bowman Reporting Persons beneficially own an aggregate of 39,798,759 shares of Issuer common stock or approximately 50.5% of the Issuer common stock outstanding as reported by the Issuer on December 21, 2011. This number consists of 9,500,000 shares of Issuer common stock held for its own account and 30,298,759 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

(b)	The Bowman Reporting Persons have sole voting and dispositive power with respect to 9,500,000 shares of Issuer common stock and has shared voting power with respect to 30,298,759 shares of Issuer common stock. The 9,500,000 of shares of Issuer common stock reported on this Schedule 13D are owned by Danish Knights. Dannebrog is the general partner of Danish Knights and Ms. Bowman is the President and sole director of Dannebrog and, therefore, each may be deemed to be the beneficial owner of the Issuer common stock under Section 13 of the Securities Exchange Act of 1934. Both Dannebrog and Ms. Bowman disclaim any such beneficial ownership.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Larry E. Lee

(a)	Larry E. Lee beneficially owns an aggregate of 39,798,759 shares of Issuer common stock or approximately 50.5% of the Issuer common stock outstanding as reported by the Issuer on December 21, 2011. This number consists of 317,013 shares of Issuer common stock held for his own account and 39,481,746 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

(b)	Larry E. Lee has sole voting and dispositive power with respect to 317,013 shares of Issuer common stock and has shared voting power with respect to 39,481,746 shares of Issuer common stock.

(c)	Mr. Lee sold 7,987 shares of Issuer common stock to Issuer on December 15, 2011 in payment of withholding taxes.

(d)	Not applicable.

(e)	Not applicable.

Larry E. Lee Revocable Trust

(a)	Larry E. Lee Revocable Trust beneficially owns an aggregate of 39,798,759 shares of Issuer common stock or approximately 50.5% of the Issuer common stock outstanding as reported by the Issuer on December 21, 2011. This number consists of 9,672,691 shares of Issuer common stock held for its own account and 30,126,068 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

(b)	Larry E. Lee Revocable Trust has sole voting and dispositive power with respect to 9,672,691 shares of Issuer common stock and has shared voting power with respect to 30,126,068 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Lee 2006 Family Trust

(a)	Lee 2006 Family Trust beneficially owns an aggregate of 39,798,759 shares of Issuer common stock or approximately 50.5% of the Issuer common stock outstanding as reported by the Issuer on December 21, 2011. This number consists of 1,278,347 shares of Issuer common stock held for its own account and 38,520,412 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

(b)	Lee 2006 Family Trust has sole voting and dispositive power with respect to 1,278,347 shares of Issuer common stock and has shared voting power with respect to 38,520,412 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Lawrence S. Coben

(a)	Lawrence S. Coben beneficially owns an aggregate of 39,841,759 shares of Issuer common stock or approximately 50.6% of the Issuer common stock outstanding as reported by the Issuer on December 21, 2011. This number consists of 1,346,245 shares of Issuer common stock held for his own account and 38,495,514 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

(b)	Lawrence S. Coben has sole voting and dispositive power with respect to 1,346,245 shares of Issuer common stock and has shared voting power with respect to 38,495,514 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

John M. Reardon

(a)	John M. Reardon beneficially owns an aggregate of 39,798,759 shares of Issuer common stock or approximately 50.5% of the Issuer common stock outstanding as reported by the Issuer on December 21, 2011. This number consists of 145,888 shares of Issuer common stock held for his own account and 39,652,871 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

(b)	John M. Reardon has sole voting and dispositive power with respect to 145,888 shares of Issuer common stock and has shared voting power with respect to 39,652,871 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

The Reardon Trust Dated 12/10/2001

(a)	The Reardon Trust dated 12/10/2001 beneficially owns an aggregate of 39,798,759 shares of Issuer common stock or approximately 50.5% of the Issuer common stock outstanding as reported by the Issuer on December 21, 2011. This number consists of 122,946 shares of Issuer common stock held for its own account and 39,675,813 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

(b)	The Reardon Trust dated 12/10/2001 has sole voting and dispositive power with respect to 122,946 shares of Issuer common stock and has shared voting power with respect to 39,675,813 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Sean P. Lane

(a)	Sean P. Lane beneficially owns an aggregate of 39,798,759 shares of Issuer common stock or approximately 50.5% of the Issuer common stock outstanding as reported by the Issuer on December 21, 2011. This number consists of 161,388 shares of Issuer common stock held for his own account and 39,637,371 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

(b)	Sean P. Lane has sole voting and dispositive power with respect to 161,388 shares of Issuer common stock and has shared voting power with respect to 39,637,371 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Gerald R. Marshall

(a)	Gerald R. Marshall beneficially owns an aggregate of 39,868,759 shares of Issuer common stock or approximately 50.6% of the Issuer common stock outstanding as reported by the Issuer on December 21, 2011. This number consists of 160,888 shares of Issuer common stock held for his own account and 39,707,871 additional shares of Issuer common stock resulting from the voting agreement set forth in the Stockholders Agreement.

(b)	Gerald R. Marshall has sole voting and dispositive power with respect to 160,888 shares of Issuer common stock and has shared voting power with respect to 39,707,871 shares of Issuer common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

See the description of the Stockholders Agreement in Item 4 above. The stockholders executing this Schedule 13D have also executed a Joint Filing Agreement attached as Exhibit 10.1 to this Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

10.1	Joint Filing Agreement, dated as of December 21, 2011, by and among the reporting stockholders.

10.2	Securities Purchase Agreement, dated as of December 21, 2011, by and between RAM Energy Resources, Inc. and Halcon Resources, LLC., incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 22, 2011.

10.3	Stockholders Agreement, dated as of December 21, 2011, by and among the Issuer, Halcon Resources, LLC and the reporting stockholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2011

Jefferies & Company, Inc.

By /s/ Roland T. Kelly

Name: Roland T. Kelly

Title: Associate General Counsel and Managing Director

Jefferies Group, Inc.

By /s/ Roland T. Kelly

Name: Roland T. Kelly

Title: Assistant Secretary

Jefferies High Yield Trading, LLC

By /s/ Paul J. Loomis

Name: Paul J. Loomis

Title: Managing Director/Authorized Signatory

Jefferies High Yield Trading, LLC

By /s/ Paul J. Loomis

Name: Paul J. Loomis

Title: Managing Director

        /s/ Larry E. Lee

Larry E. Lee

Larry E. Lee Revocable Trust.

By /s/ Larry E. Lee

        Larry E. Lee, Trustee

Lee 2006 Family Trust

By /s/ M. Keith McKinney

        M. Keith McKinney, Trustee

Danish Knights, A Limited Partnership

By: Dannebrog Corporation, General Partner

By /s/ Britani Talley Bowman

        Britani Talley Bowman, President

Dannebrog Corporation

By /s/ Britani Talley Bowman

        Britani Talley Bowman, President

        /s/ Britani Talley Bowman

Britani Talley Bowman

        /s/ Lawrence S. Coben

Lawrence S. Coben

        /s/ John M. Reardon

John M. Reardon

The Reardon Trust Dated 12/10/2001

By /s/ John M. Reardon

        John M. Reardon, Trustee

        /s/ Sean P. Lane

Sean P. Lane

        /s/ Gerald R. Marshall

Gerald R. Marshall

EXHBIT INDEX

Exhibit No.	Description

10.1*	Joint Filing Agreement, dated as of December 21, 2011, by and among the reporting stockholders.

10.2	Securities Purchase Agreement, dated as of December 21, 2011, by and between RAM Energy Resources, Inc. and Halcon Resources, LLC, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 22, 2011.

10.3*	Stockholders Agreement, dated as of December 21, 2011, by and among the Issuer, Halcon Resources, LLC and the reporting stockholders.

*	Filed herewith.